UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

iRhythm Technologies, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-37918	20-8149544
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)
650 Townsend Street, Suite 500 San Francisco, California 94103 (Address of principal executive offices) (Zip code)

Matthew C. Garrett

Chief Financial Officer

(415) 632-5700

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which this information in this form applies:

[X] Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2018 to December 31, 2018

Section 1 — Conflict Minerals Disclosure

This Form SD of iRhythm Technologies, Inc. (“we” and “us”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Rule”), and in accordance with the Instructions to Form SD except, however, that we are relying on the Updated Statement on the Effect of the Court of Appeals Decision on the Conflict Minerals Rule issued by the Division of Corporation Finance of the Securities and Exchange Commission (“SEC”) on April 7, 2017 (the “April 2017 Guidance”). As permitted under the April 2017 Guidance, this Form SD does not address Item 1.01(c) of Form SD.

The Rule was adopted by the SEC under Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act to implement reporting and disclosure requirements related to “conflict minerals” (defined by the SEC as tantalum, tin, tungsten and gold) (collectively, “3TG Minerals”). Pursuant to the Rule, publicly traded companies must submit a report to the SEC after examining whether 3TG Minerals originating in the Democratic Republic of Congo or adjoining countries (Angola, Burundi, The Central African Republic, The Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda and Zambia) (together, the “Covered Countries”) are present in the products the company manufactures or contracts to manufacture and if any of such 3TG Minerals are necessary to the functionality or production of such products.

Item 1.01    Conflict Minerals Disclosure and Report

Overview

iRhythm Technologies, Inc. is headquartered in San Francisco, California, with operations in California, Texas, Illinois, and the United Kingdom. Our offerings include wearable patch-based biosensors, Zio XT and Zio AT monitors, which continuously record and store electrocardiogram data from every patient heartbeat for up to 14 consecutive days. These products include components that contain 3TG Minerals. Therefore, we are subject to the reporting obligations of the Rule.

Substantially all of our products are manufactured at our manufacturing facility in Cypress, California. We do not purchase 3TG Minerals from mines and instead rely on a small number of suppliers who provide us with materials containing these minerals. We rely on these suppliers to assist us with our reasonable country of origin inquiry (“RCOI”) for the minerals contained in the materials which they supply to us.

iRhythm Technologies is committed to conducting our business worldwide with respect for human rights and in compliance with applicable laws. We expect our suppliers to maintain systems of control and transparency over their mineral supply chains. We have communicated with suppliers regarding the need for Rule compliance. Our primary suppliers have publicly committed to the responsible sourcing of minerals, such as 3TG Minerals, including through the implementation of extensive supply chain responsibility programs.

Reasonable Country of Origin Inquiry

In accordance with the Rule, we conducted a RCOI for the reporting period from January 1, 2018 to December 31, 2018 to determine whether the 3TG Minerals necessary to the functionality or production of our products was sourced from Covered Countries or are from recycled or scrap sources.

We worked with our suppliers in order to determine whether 3TG Minerals were contained in the components we purchase from them. Our RCOI involved the following steps:

• We obtained from each supplier a copy of their conflict minerals statement and/or policy, or any other declarations relating to their sourcing of 3TG Minerals;

• We requested from each supplier a completed Conflict Minerals Reporting Template from the Responsible Minerals Initiative (“CMRT”) which asks for the disclosure of specified information regarding the inclusion of 3TG Minerals in the products supplied to us and the country of origin thereof. The CMRT is a standardized reporting template designed to facilitate the transfer of information through the supply chain regarding mineral country of origin and the smelters and refiners being utilized. Each CMRT received was evaluated for consistency, completeness, and accuracy.

• Where further inquiry was needed, we reviewed information available from other public sources regarding the use and country of origin of 3TG Minerals in a supplier’s products.

Determination

Based on responses received, we determined that 3TG Minerals present in certain of our products may have originated in the Covered Countries and may not be from scrap or recycled sources. We have elected not to file disclosure under Item 1.01(c) of Form SD in accordance with April 2017 Guidance.

Pursuant to the April 2017 Guidance, we have provided only the disclosure required under the provisions of paragraphs (a) and (b) of Item 1.01 of Form SD.

Additional Information

This Form SD is publicly available at www.investors.irhythmtech.com as well as the SEC’s EDGAR database at www.sec.gov. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

Item 1.02 Exhibit

None.

Section 2 — Exhibits

Item 2.01 Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

IRHYTHM TECHNOLOGIES, INC.

By: /s/ Matthew C. Garrett
Matthew C. Garrett
Chief Financial Officer

Date: May 31, 2019